EXHIBIT 99.1

Just Energy Obtains Extension of Stay Period and Claims Procedure Order under CCAA

TORONTO, Sept. 15, 2021 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSXV:JE; OTC:JENGQ), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions, carbon offsets and renewable energy options to customers, announced today that the Ontario Superior Court of Justice (Commercial List) (the “Court”) has, among other things, extended the stay period under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) to December 17, 2021 (the “Stay Extension”). The Company also announced that it has obtained an order establishing a claims process (the "Claims Process") to identify and determine claims against the Company and its subsidiaries that are subject to the ongoing CCAA proceedings.

The stay extension allows the Company to continue to operate in the ordinary course of business, while pursuing a restructuring plan with its stakeholders.

“Just Energy remains focused on growing its business and serving its large customer base across North America,” said Scott Gahn, Just Energy’s President and Chief Executive Officer. Mr. Gahn added, “We also look forward to continuing to work with our stakeholders on developing a successful restructuring plan.”

As previously reported, FTI Consulting Canada Inc. (the “Monitor”) is overseeing the Company's CCAA proceedings as the court-appointed Monitor. Further information regarding the Claims Process and the CCAA proceedings is available at the Monitor’s website at http://cfcanada.fticonsulting.com/justenergy. Information regarding the CCAA proceedings can also be obtained by calling the Monitor’s hotline at 416-649-8127 or 1-844-669-6340 or by email at justenergy@fticonsulting.com.

About Just Energy Group Inc.

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions, carbon offsets and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group, Hudson Energy, Interactive Energy Group, Tara Energy, and terrapass. Visit https://investors.justenergy.com to learn more.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements, including, without limitation, statements with respect to the Claims Process and working closely with the Company’s stakeholders towards a successful restructuring transaction. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to the decisions to be made by the Public Utility Commission of Texas (the “Commission”) in connection with Texas House Bill 4492 regarding financing mechanisms to recover certain costs incurred during the February 2021 extreme weather event in Texas (the “Weather Event”), and any potential litigation with respect to such financing mechanism potentially established by the Commission; the ability of the Company to continue as a going concern; the outcome of proceedings under the CCAA proceedings with respect to the Company and similar legislation in the United States; the outcome of any legislative or regulatory actions with respect to the Weather Event; the outcome of any invoice dispute with the Electric Reliability Council of Texas; the outcome of potential litigation in connection with the Weather Event; the quantum of the financial loss to the Company from the Weather Event and its impact on the Company’s liquidity; the Company’s discussions with key stakeholders regarding the Weather Event and the CCAA proceedings and the outcome thereof; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.investors.justenergy.com.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Monitor
FTI Consulting Inc.
Phone: 416-649-8127 or 1-844-669-6340
justenergy@fticonsulting.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc.